UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 12 December 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony streamlines its listings

Johannesburg. Monday, 12 December 2011. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") has requested the United Kingdom ("UK") Financial Services Authority to cancel the listing of the Company's ordinary shares of R0.50 each ("Ordinary Shares") on the UK Official List and to cancel the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities. It is expected that the cancellation of the UK listing and of the admission of the Ordinary Shares to trading on the London Stock Exchange ("LSE") will take effect at 8.00 a.m. (UK time) on 13 January 2012, which provides for the legislated notice period.

The Ordinary Shares have been listed on the UK Official List since December 1950. Currently, shareholders holding approximately only 0.19% of the total issued capital of the Company appear on the Company's UK register of members. Only a small amount of trading in the Ordinary Shares has been conducted on the LSE and the Company therefore considered that there is no longer any benefit in maintaining the LSE listing.

Following cancellation of the listing and the admission to trading in London, the UK register maintained by Capita Registrars will continue. However, subject to putting the appropriate arrangements in place, shareholders will only be able to trade their shares on the JSE Limited ("JSE") and in the form of American Depository Receipts ("ADR's") on the New York Stock Exchange ("NYSE").

Shareholders on the UK register that wish to trade their shares on the JSE will be required to dematerialise their shareholding. For further information to trade on the JSE, please contact the Company's South African Transfer Secretaries, Link Market Services, at the address or telephone number below:

South African Transfer Secretaries
Link Market Services South Africa (Pty) Ltd
P O Box 4844; Johannesburg; 2000; South Africa
Email: BillB@linkmarketservices.co.za
Tel: +27 861 546 572

Shareholders on the UK register that wish to trade their shares on the NYSE will be required to convert their shareholding to ADR's. For further information to trade on the NYSE, please contact Harmony's Depository Bank, Deutsche Bank at the address or telephone number below:

Deutsche Bank Trust Company Americas
PO Box 2050; New York; NY 10272-2050
Email: db@armstock.com
Tel: +1 886 249 2593 or +1 718 921 8137

The Company is aware, however, that until the close of business on the 10th January 2012, Redmayne-Bentley Stockbrokers (FSA authorised and regulated firm) is willing to provide a sale dealing service to certificated shareholders on the UK register with UK registered addresses, subject to availability of a market related price, on normal commercial terms. Any shareholder who is interested in utilising this service should contact Mr M Burke or Mr C Day of Redmayne-Bentley Stockbrokers either by telephone no. 0113 2006400 or by email at is harmonydealing@redmayne.co.uk

Ends.

Issued by Harmony Gold Mining Company Limited

12 December 2011

For more details contact:

Phil Dexter
St James's Corporate Services Limited

Tel: +44 (0)20 7499 3916

Fax: +44 (0)20 7491 1989

Email:
phil.dexter@corpserv.co.uk

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director